BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 MAILING ADDRESS:
P.O. BOX 190613 NASHVILLE, TENNESSEE 37219
LORI METROCK, SHAREHOLDER Direct Dial: 615.726.5768 Direct Fax: 615.744.5768 E-Mail Address: lmetrock@bakerdonelson.com	PHONE: 615.726.5600 FAX: 615.726.0464
www.bakerdonelson.com

November 1, 2016

VIA EDGAR CORRESPONDENCE

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Provectus Biopharmaceuticals, Inc. Registration Statement on Form S-1 Filed October 5, 2016 File No. 333-213986

Dear Ms. Hayes:

This letter is provided on behalf of Provectus Biopharmaceuticals, Inc. (the “Company”), in response to comments from the staff of the Division of Corporation Finance, Office of Healthcare and Insurance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 24, 2016 to Timothy C. Scott (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, File No. 333-213986, which was filed by the Company on October 5, 2016 (the “Registration Statement”). The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to the Registration Statement in response to the Staff’s comments set forth in the Comment Letter, as well as certain other changes. We have enclosed with this letter a marked copy of Amendment No. 1, which reflects all changes to the Registration Statement.

We have discussed the Staff’s comments with representatives of the Company. The Commission’s numbered comments are set forth below in italics, with the Company’s responses immediately following. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 1. Defined terms used herein and not otherwise defined herein have the meanings given to them in Amendment No. 1.

ALABAMA	FLORIDA	GEORGIA	LOUISIANA	MISSISSIPPI	TENNESSEE	TEXAS	WASHINGTON, D.C.

US Securities and Exchange Commission

November 1, 2016

General

1.	Comment: We note that you are structuring the offering so that you may, in your sole discretion, reduce the disclosed Subscription Price by up to 20%, and in turn issue proportionally more Units to subscribers. We further note your disclosure that subscribers are not permitted to revoke subscriptions during the subscription period. Absent the ability of rights holders to revoke or reconfirm their subscriptions, it appears that you will be asking each holder to make an irrevocable investment decision at a point in time when that holder will not know the price per unit or the number of units they are purchasing. Accordingly, please tell us how the prospectus you provide to rights holders at the time they make the irrevocable decision will provide the information required by Regulation S-K, Item 501(b)(2) and (3).

Response: Throughout Amendment No. 1, we have revised our disclosure to provide that exercises of Subscription Rights are revocable until the expiration date of the Rights Offering (as such expiration date may be extended). See our response to Comment 2 below. In addition, we have revised the disclosure throughout Amendment No. 1 to provide that if the Company elects to reduce the Subscription Price by up to 20%, holders exercising Subscription Rights may elect to receive (i) proportionally more Units based on the payment amount the Company received from such holder in connection with the exercise of its Subscription Rights, or (ii) an amount in cash equal to the difference between such holder’s total payment amount at the original Subscription Price and the payment amount that would have been due for the number of Units for which such holder subscribed at the reduced Subscription Price. See, for example, page 5 under “Questions and Answers Relating to the Rights Offering—How was the Subscription Price determined?”; page 14 under “Prospectus Summary—Rights Offering Summary—Subscription Price”; and page 46 under “The Rights Offering—Subscription Price”.

Prospectus Cover Page

2.	Comment: We note that your disclosure indicates that you may extend your rights offering for “additional periods,” at your sole discretion. Please amend your disclosure here, and elsewhere where appropriate, to state whether there will be any limit to the duration of these extensions.

Response: We have revised the disclosure throughout Amendment No. 1 to provide that the Company may extend the Rights Offering for up to 30 days. See, for example, the cover page of the prospectus; page 2 under “Questions and Answers Relating to the Rights Offering—What is the Rights Offering?”; page 8 under “Questions and Answers Relating to the Rights Offering—Can the board of directors terminate or extend the Rights Offering?”; page 15 under “Prospectus Summary—Rights Offering Summary—Expiration Date”; page 17 under “Prospectus Summary—Rights Offering Summary—Extension and Termination”; and page 48 under “The Rights Offering—Expiration Date; Extension”.

US Securities and Exchange Commission

November 1, 2016

3.	Comment: Please limit the cover page of the prospectus to one page. Refer to Regulation S-K, Item 501(b).

Response: We have limited the cover page of the prospectus to one page.

Use of Proceeds, page 43

4.	Comment: Please amend this disclosure to state, to the extent practicable, the amount of offering proceeds you intend to allocate toward each use you identify in this section. With reference to your disclosure on page 36, please discuss the sufficiency of the offering funds allocated to your Phase 3 trial for PV-10.

Response: We have modified the disclosure under “Use of Proceeds” in Amendment No. 1 to provide for the estimated costs of the Company’s clinical trials, including the Company’s phase 3 trial of PV-10 for melanoma, as well as the estimated amount of time for which the proceeds from the Rights Offering are expected to be sufficient to cover the Company’s expenses. We also updated the risk factor on page 36 captioned “Completion of the Rights Offering is not subject to us raising a minimum offering amount, and if the Rights Offering is not fully subscribed, we will need additional funding to carry out our proposed operating activities, including our clinical trials, after the Rights Offering” to discuss the implications to the Company if the Rights Offering is not fully subscribed.

Best regards,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC
Lori B. Metrock, Shareholder

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